April 15, 2024

CORRESPONDENCE FILING VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	SiSi Cheng
Anne McConnell

Re:	Owens Corning

Form 10-K for the year ended December 31, 2023

Form 8-K filed on February 14, 2024

File No. 001-33100

Ladies and Gentlemen:

Owens Corning, a Delaware corporation (the “Company,” “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 8, 2024, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed February 14, 2024 (“Form 10-K”) and the Current Report on Form 8-K filed February 14, 2024 (“Form 8-K”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated the Staff’s comment before the corresponding response.

Form 8-K filed on February 14, 2024

Exhibit 99.1

1.

We note you present Adjusted EBIT Margin and Adjusted EBITDA Margin but you do not present the most directly comparable GAAP measure, Net Earnings Margin, with equal or greater prominence. For each non-GAAP financial measure you present, please present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

United States Securities and Exchange Commission

April 15, 2024

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings, to the extent we present Adjusted EBIT Margin and Adjusted EBITDA Margin, the Company plans to present, with equal or greater prominence, the most directly comparable GAAP financial measure, Net Earnings Margin.

2.

You indicate in Table 7 that the adjusting items under (a) in the reconciliations for Adjusted Earnings and Adjusted Diluted Earnings Per Share are included in Table 2; however, we note the adjusting items in Table 2 are not provided for each period you present Adjusted Earnings and Adjusted Diluted Earnings Per Share in Table 7. Please ensure all non-GAAP adjustments are appropriately provided for all periods presented.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings, we will ensure all adjusting items are appropriately provided for all periods Adjusted Earnings and Adjusted Diluted Earnings Per Share are presented.

3.

We note you present Free Cash Flow Conversion in Table 8 but you do clearly identify it as a non-GAAP financial measure or present the most directly comparable GAAP measure, based on Net Earnings rather than Adjusted Earnings, with equal or greater prominence. For each non-GAAP financial measure you present, please properly title the measure and present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non- GAAP Financial Measures.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings, the Company plans to identify Free Cash Flow Conversion as a non-GAAP financial measure.

Additionally, in future filings, we plan to present with equal or greater prominence the most directly comparable GAAP financial measures to Free Cash Flow conversion. By way of example, the Company plans to include the following enhancements (updates in bold) in future filings starting with disclosure in its earnings release for the year ending December 31, 2024. The proposed disclosure will be in a substantially similar format as the following:

United States Securities and Exchange Commission

April 15, 2024

Table 8

Owens Corning and Subsidiaries

Free Cash Flow Reconciliation Schedule

(unaudited)

The reconciliation from net cash flow provided by operating activities to free cash flow, the calculation of operating cash flow conversion, the calculation of free cash flow conversion of adjusted earnings (“free cash flow conversion”) and the reconciliation of operating cash flow conversion to free cash flow conversion are shown in the table below (in millions):

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2022	2023	2022
NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	$698	$675	$1,719	$1,760
Less: Cash paid for property, plant and equipment	(136)	(140)	(526)	(446)

FREE CASH FLOW	$562	$535	$1,193	$1,314

NET INCOME ATTRIBUTABLE TO OWENS CORNING	$131	$124	$1,196	$1,241

ADJUSTED EARNINGS (a)	$287	$235	$1,312	$1,258
OPERATING CASH FLOW CONVERSION (b)	n/a	n/a	144%	142%
FREE CASH FLOW CONVERSION (c)	n/a	n/a	91%	104%

(a)	Please refer to Table 7 “EPS Reconciliation Schedules” for the reconciliation from net earnings attributable to Owens Corning to adjusted earnings.
(b)	Operating cash flow conversion is defined as Net cash flow provided by operating activities divided by Net income attributable to Owens Corning.
(c)	Free cash flow conversion is defined as Free cash flow divided by Adjusted earnings. We compute free cash flow conversion on an annual basis only due to the seasonality of our businesses.

Form 10-K for the year ended December 31, 2023

Consolidated Financial Statements

16. Contingent Liabilities and Other Matters, page 105

4.

In the first paragraph, we note you disclose “management believes that the amount of any reasonably possible losses in excess of any amounts accrued, if any, with respect to such Proceedings or any other known claim, including the matters described below under the caption Environmental Matters (the “Environmental Matters”), are not material to the Company’s financial statements”; however, in the last sentence of the third paragraph, you disclose “it is reasonably possible that additional product recall costs could be incurred that exceed the estimated liability by amounts that could be

United States Securities and Exchange Commission

April 15, 2024

material to our consolidated financial statements”. These disclosures appear inconsistent and potentially confusing. Please correct the inconsistency. In addition, to the extent you believe it is reasonably possible that losses exceeding amounts accrued could be material to your consolidated financial statements, provide a range for such losses or, if applicable, disclose a range cannot be provided and explain the nature, extent, and timing of the additional information that is required for you to provide an estimated loss range.

Response:

In future filings, the Company will revise the applicable disclosure to address the Staff’s comment regarding management’s estimates of reasonably possible losses in excess of any amounts accrued. By way of example, the Company plans to include revised disclosure similar to the following (updates in bold) in future filings as applicable:

“The Company may be involved in various legal and regulatory proceedings relating to employment, antitrust, tax, product liability, environmental, contracts, intellectual property and other matters (collectively, “Proceedings”). The Company regularly reviews the status of such Proceedings along with legal counsel. Liabilities for such Proceedings are recorded when it is probable that the liability has been incurred and when the amount of the liability can be reasonably estimated. Liabilities are adjusted when additional information becomes available. Except as set forth below under “Litigation and Regulatory Proceedings,” management believes that the amount of any reasonably possible losses in excess of any amounts accrued, if any, with respect to such Proceedings or any other known claim, including the matters described below under the caption Environmental Matters (the “Environmental Matters”), are not material to the Company’s financial statements. ~~Management believes that the ultimate disposition of the Proceedings and the Environmental Matters will not have a material adverse effect on the Company’s financial condition.~~ While the likelihood is remote, the disposition of the Proceedings and Environmental Matters could have a material impact on the results of operations, cash flows or liquidity in any given reporting period.”

In response to the Staff’s comment regarding the disclosure of a range of loss in excess of accrued amounts with respect to the recall of certain marine insulation products as disclosed in Note 16 of the Consolidated Financial Statements in the Form 10-K, the Company is unable to provide such an estimated range of loss at this time.

As disclosed in the Form 10-K, during the second quarter of 2023, the Company’s subsidiary, Paroc Group OY (“Paroc”), notified the appropriate European maritime regulatory authorities that specific products in its marine insulation product line may not meet certain fire safety requirements in accordance with their certifications. Also as disclosed in the Form 10-K, Paroc voluntarily withdrew these specific products from the market, issued recalls, and suspended distribution and sales of these products. As disclosed in the Form 10-K, during 2023, the Company established an estimated liability for expected future costs related to the marine recall on its Consolidated Balance Sheet as of December 31, 2023. The estimated liability is primarily based on assumptions related to the estimated costs of the remedy for the recall. While it is reasonably possible that additional product recall costs could be incurred that exceed the estimated liability by amounts that could be material to the Company’s consolidated financial statements, the Company is unable to provide an estimated range of loss at this time for the following reasons.

As disclosed in the Form 10-K, Paroc is cooperating with the applicable regulatory and government authorities, and continues to work with its customers and end-users to assist with remediation for the recall. The remediation efforts are still in the early stages, and the full scope of remediation cannot be determined until a number of unknown factors become clearer. Such factors include, but are not limited to, the total number of vessels impacted, the amount of impacted Paroc insulation products on such vessels and actual remediation steps required for each vessel. In future filings, the Company will update the disclosure to provide that a range of loss cannot be estimated at this time and will reevaluate the related disclosure for each period, and update its disclosure as applicable.

United States Securities and Exchange Commission

April 15, 2024

* * * * * * * *

If you have any questions regarding these matters, please do not hesitate to contact me at 419-248-7217.

Very truly yours,

/s/ Todd Fister
Todd Fister
Executive Vice President and
Chief Financial Officer